Exhibit 99.1

Foresight Signs an Agreement with a Leading European Car Manufacturer to Advance its Stereo Vision AI-Based Solution

Next steps entail joint development agreement introducing automatic AI-based classification, upon successful POC

Ness Ziona, Israel – April 24, 2026 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced that it has entered into an agreement with a leading European car manufacturer (the “Car Manufacturer”), for a Proof-of-Concept (“POC”) to validate Foresight’s stereo vision artificial intelligence (“AI”)-based solution for off-road driving scenarios.

Under the agreement, Foresight will develop and demonstrate a POC system based on its stereo vision technology, to be installed on the Car Manufacturer’s vehicle platform. The system will provide real-time surroundings analysis ahead of the vehicle, assess off-road passability according to the Car Manufacturer’s vehicle parameters, and display clear visual guidance on safe and unsafe areas, with support for different field types selected by the user. The POC will include live demonstrations in both daylight and low-light conditions at the Car Manufacturer’s facilities.

Upon successful completion and validation of first phase, the parties intend to enter into a joint development agreement for a second phase. This next phase will introduce automatic AI -based field classification, localized sub-region evaluation, a three-level classification output and enhanced robustness for broader environmental variability.

“We are excited to partner with a top-tier car manufacture on this strategic POC,” said Oren Bar-On, Co-Chief Executive Officer of Foresight Automotive Ltd. “Surroundings intelligence, powered by our proven stereoscopic vision expertise, directly addresses key off-road challenges by providing reliable real-time field awareness and path recommendations, even in demanding conditions. We believe that a successful demonstration will pave the way for deeper collaboration in the second phase and bring enhanced safety and capability to the Car Manufacture’s future vehicles.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential benefits and uses of its technologies, the potential for a POC project with the Car Manufacturer and its belief that a successful demonstration will pave the way for deeper collaboration in the second phase and bring enhanced safety and capability to the Car Manufacturer’s future vehicles. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com